Exhibit 99.4

Momo Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: MOMO)

––––––––––––

Ballot for the Extraordinary General Meeting

to be held on August 2, 2021

(or any adjourned or postponed meeting thereof)

I/We ________________________ of ______________________________________, being the registered holder of _____________________ ordinary shares 1, par value US$0.0001 per share, of Momo Inc. (the “Company”), hereby cast my ballot as follows:

No.	RESOLUTION	FOR [2]	AGAINST [2]	ABSTAIN [2]
1.	AS A SPECIAL RESOLUTION: THAT the Company’s legal name be changed from “Momo Inc.” to “Hello Group Inc.”

Signature(s)3 __________________

[1]

Please insert the number and class (i.e., Class A or Class B) of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[3]

This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.